Exhibit (a)(4)

SBA COMMUNICATIONS CORPORATION
STOCK OPTION EXCHANGE PROGRAM

FREQUENTLY ASKED QUESTIONS

The following are answers to some of the questions that you may have about our Stock Option Exchange Program. We urge you to carefully read the Offer to Exchange and the Election Form because the information in this FAQ is not complete and additional important information is contained in the Offer to Exchange and the Election Form.

1.    Why are you offering a Stock Option Exchange Program?

Due to market conditions, the stock price of our Class A common stock has decreased significantly since the beginning of 2001, and therefore many of our employees hold options that are “underwater” (i.e., the exercise price of the option is greater than the current market value of the underlying common stock). The program gives our employees who hold underwater options the opportunity to more closely realign their exercise prices with our current stock price.

2.    Who is eligible to participate in the Stock Option Exchange Program?

All eligible employees and consultants of SBA or one of our subsidiaries are eligible to participate in the program.

3.    Who is not eligible to participate in the Stock Option Exchange Program?

Former employees, retirees and members of our board of directors, including executive officers and consultants who also serve as directors, are not eligible to participate in the program.

4.    What stock options can be surrendered?

All outstanding stock options (vested or unvested) with an exercise price of greater than $8.00 can be exchanged in the program.

5.    Do I have to participate?

No. Participation in the program is completely voluntary.

6.    How do I know whether I should participate?

Participation in the program is an individual decision. The program does carry considerable risk given that there are no guarantees regarding our future stock performance. You may want to consult a financial professional to assess whether participation in the program is right for you.

7.    If I do participate, can I surrender just a portion of my options?

You may make a different decision for each option grant you hold, but all the outstanding shares remaining in the same option grant must be either tendered for exchange or retained.

8.    If I decide to participate in the Stock Option Exchange Program, what will happen to options that I have received recently?

If you participate in the program, any options granted to you after November 20, 2001 will have to be exchanged and canceled.

9.    When do I surrender my options for exchange?

You will receive documents regarding the program, including an election form, in the mail in the next few days. The election form must be returned to Stock Option Exchange Program, c/o SBA Communications Corporation, 5900 Broken Sound Parkway N.W., Boca Raton, FL 33487, Facsimile: (561) 989-2965 on or before 5:00 p.m., Eastern Daylight Time on June 18, 2002 in order to participate in the program. Delivery by e-mail will not be accepted. If we do not receive a properly completed and executed election form from you prior to the deadline, we will assume you do NOT want to participate in the program.

10.    What if I change my mind after I elect to participate in the program?

If you change your mind about participating in the program after you have sent in your election form but before the expiration date (June 18, 2002, unless extended by us), you may elect to withdraw your election by sending us a notice of withdrawal. You may not elect to withdraw your election after the expiration date.

11.    What if I am not employed by SBA or I am no longer providing SBA with consulting services on the date the new options are issued?

You must be employed by us or providing consulting services to us on the date the new options are issued in order to receive new options. If your employment or consulting arrangement with us terminates after you tender your options but before the expiration date, you will not be eligible to participate in the program. If your employment or consulting arrangement with us terminates after the expiration date but before the new options are granted, you will not be entitled to receive any options, nor will you receive any compensation in lieu of the options. This means if you quit, with or without good reason, die or we terminate you, with or without cause, you will not receive any new options. Any break in service between the expiration date and the date the new options are granted will render you ineligible to receive new options.

12.    When do I receive my new options?

We expect to grant the new options on December 19, 2002. You should receive your new option paperwork in the mail by the end of December 2002.

13.    What will be the exercise price of the new options?

The new options will have an exercise price equal to the greater of (1) $8.00 or (2) the closing sales price of our Class A common stock on the date immediately preceding the date of grant of the new options (i.e., December 18, 2002 based on our expected grant date of December 19, 2002).

14.    Why is there a minimum of $8.00 for the exercise price per share of my new options?

We decided to set a minimum for the exercise price per share of your new options in order to balance the interests of our shareholders, who are concerned with dilution, with the interests of our employees and consultants. Currently the weighted average exercise price per share of options outstanding that have been issued subsequent to our initial public offering is approximately $20.92. By offering employees and consultants the opportunity to lower their respective exercise prices significantly, we believe we are providing employees and consultants a better opportunity to realize value on their options. We chose to set the minimum at $8.00 as that was the exercise price of the last group of options granted prior to our initial public offering.

15.    What if the stock price goes up in the next six months?

No one can accurately predict what the price of our stock will be in six months. Depending on the exercise price of your existing options, it is possible that the exercise price of your new options will be higher then the exercise price of your existing options.

16.    How many options will I receive in exchange for those I have surrendered?

You will receive two options for every three options you tender for exchange. However, we will not issue any fractional options. Instead, we will round up to the nearest whole number of new options.

17.    Why do I only get two new options for every three options I tender for exchange?

We are offering you the opportunity to realize value for your options, some of which may be considerably underwater. The exchange rate is a tradeoff for your participation in the program.

18.    How will the new options vest?

Vesting for all new options will restart; 25% of the new options will vest on each of the six (6) month, eighteen (18) month, thirty (30) month and forty-two (42) month anniversary of the grant date of the new options. This means that if you elect to tender your options in the offer, you will lose the benefit of any currently vested options.

19.    When will the new options expire?

The term of the new options will be the term remaining on the surrendered options or five years, whichever is greater. Therefore, assuming we grant the new options on December 19, 2002, if your existing option has an expiration date prior to December 19, 2007, your new option would expire in five years from the grant date. However, if your existing option had an expiration date after December 19, 2007, the new option would have the same expiration date as the canceled option.

20.    Will my new options be incentive stock options?

For employees, each new option will be an incentive stock option, to the extent it qualifies under the Internal Revenue Code Section 422. To the extent the new options exceed the incentive stock option limitation, the remainder of the options will be treated for tax purposes as non-qualified stock options. For eligible consultants, each new option will be treated for tax purposes as a non-qualified stock option.

21.    What if SBA merges or is acquired by another company before the new options are granted?

If we merge with or are acquired by another entity between the date we accept and cancel the tendered options and the grant date of the new options, then the resulting entity will be obligated to grant the new options under the same terms as provided in the offer; however, the type of security and the number of shares covered by each new option would be determined by the acquisition agreement between us and the acquiror based on the same principles applied to the handling of the options to acquire our Cass A common stock that are outstanding at the time of the acquisition.

22.    If I decide to participate in the Stock Option Exchange Program will I be eligible to receive other option grants before I receive my new options?

No. Accounting rules limit our ability to grant any new options to participants in the offer during the six months following our cancellation of the old options. Therefore, employees and consultants who participate in the offer will not be able to receive options during the six months following our cancellation of the old options. We will defer until the grant date of your new options any grant of other options, such as annual, bonus or promotional options, for which you may otherwise be eligible until after the new option grant date.

23.    If I decide to participate in the Stock Option Exchange Program, will I have to pay taxes on the exchange?

Under current IRS regulations, we believe that the exchange will be treated as a non-taxable transaction. As with any significant transaction, however, you should consult your tax advisor to determine the specific tax ramifications of tendering options in the program.

24.    Where can I get more information on the Stock Option Exchange Program?

Beyond the packet of information you will receive by mail, to obtain more information on the Stock Option Exchange Program, please contact the Exchange Program Administrator by phone at (561) 226-9225 or by e-mail at stockoptionexchange@sbasite.com.

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